

December 9, 2013

<u>Via E-mail</u>
Patrick R. Day
President
New Dimension Holdings, Inc.
3987 W Deer Mountain Dr.
Riverton, Utah 84065

Re: New Dimensions Holdings, Inc.
**   Registration Statement on Form 10-12G**
**   Filed November 12, 2013**
**   File No. 000-55102**

Dear Mr. Day:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Update the financial statements and other financial information in the filing to include the interim period ended September 30, 2013.

3. We note you have only one officer and director, Mr. Patrick R. Day. Revise your document to refer to him by name rather than to "officers" or "management."

4. Please revise your disclosure throughout the filing to correctly identify the quotation system your stock is quoted on. The Pink Sheets are now identified as the OTC Markets.

Item 1. Business, page 5

5. Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

6. Please disclose, if true, that the company may engage in a transaction with a company that would still be considered a shell company or a blank check company for purposes of Rule 144(i) and Rule 419 of Regulation C. Explain what this means.

Reports to Security Holders, page 9

7. Please explain why you are not required to deliver an annual report to security holders in light of the fact that you are registering your common stock under Section 12(g) of the Exchange Act and will be subject to the proxy rules, Williams Act, and Section 16 of the Exchange Act.

8. Please revise at paragraph three to indicate the current address of the Public Reference Room, 100 F Street, NE, Washington, DC, 20549.

Item 2. Financial Information, page 14

9. Please revise to quantify the costs you anticipate incurring over the next 12 months for filing Exchange Act reports and consummating an acquisition. Provide the basis for your estimates.

Management's Discussion and Analysis or Plan of Operation, page 15

10. We refer to your discussion of results of operations and liquidity and capital resources for all periods presented on page 15. A majority of the numerical references you cite do not conform to the amounts reported in your financial statements. For example, we note your reference on pages 15 and 27 to a net loss for the six months ended June 30, 2013 of $18,215 while your income statement reports a net loss of $27,641. Revise your document to make accurate references that conform to your audited annual and interim financial statements.

Liquidity and Capital Resources, page 15

11. Please revise to include a discussion of your auditor's opinion about your ability to continue as a going concern.

New Dimension Holdings, Inc.

Balance Sheets as of June 30, 2013 and December 31, 2012, page 23

12. Revise to disclose the changes in the number of shares of common stock and paid-in-capital during the six months ended June 30, 2013.

13. We note that the common stock and paid-in-capital accounts as of December 31, 2012 presented in your balance sheets on pages 23 and 30 differ in amount. Please revise accordingly or explain.

Financial Statements as of December 31, 2012 and 2011, page 30

14. We note that you have labeled the financial statements included on pages 30-32 as Palm Springs Airways, Corp. (formerly New Dimension-Miss Penny Rich, Inc.) According to the audit report preceding the financial statements, you have included the financial statements of New Dimension Holdings, Inc. Accordingly, revise to correctly identify the financial statements.

15. Revise to include a statement of shareholder equity, showing from the entity's inception all of the required elements set forth in ASC 915-215-45.

Statements of Cash Flows, page 32

16. It appears that you have incorrectly identified the period from inception as beginning on February 2, 2010 as opposed to March 3, 1980. Revise accordingly.

17. We note that you have presented changes in current liabilities associated with related parties in the operating section of your cash flow statement. Revise to present proceeds from and repayments of related party borrowings as cash flows from financing activities in accordance with ASC 230-10-45-14 and 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Law Clerk at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
John Heskett, Esq.
Heskett & Heskett